Exhibit 3.4

CERTIFICATE OF DESIGNATIONS

OF

6.500% NON-CUMULATIVE PREFERRED STOCK, SERIES B

OF

METLIFE, INC.

METLIFE, INC., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), in accordance with the provisions of Sections 103 and 151 thereof, does hereby certify:

The Terms Committee (the “Committee”) of the board of directors of the Corporation (the “Board of Directors”), in accordance with the resolutions of the Board of Directors dated February 22, 2005, March 3, 2005 and the unanimous written consent of the Board of Directors dated as of May 16, 2005, the provisions of the Certificate of Incorporation and By-Laws of the Corporation and applicable law, adopted the following resolution creating a series of 69,000,000 shares of Preferred Stock, par value $.01 per share, of the Corporation designated as “6.500% Non-Cumulative Preferred Stock, Series B” at a meeting of the Committee on June 9, 2005.

RESOLVED, that pursuant to the authority vested in the Committee and in accordance with the resolutions of the Board of Directors dated February 22, 2005, March 3, 2005 and the unanimous written consent of the Board of Directors dated as of May 16, 2005, the provisions of the Certificate of Incorporation and By-Laws of the Corporation and applicable law, a series of Preferred Stock, par value $.01 per share, of the Corporation be and hereby is created, and that the designation and number of shares of such series, and the voting and other powers, preferences and relative, participating, optional or other rights, and the qualifications, limitations and restrictions thereof, of the shares of such series, are as follows:

SECTION 1. DESIGNATION. The distinctive serial designation of such series of Preferred Stock is “6.500% Non-Cumulative Preferred Stock, Series B” (“Series B Preferred Stock”). Each share of Series B Preferred Stock shall be identical in all respects to every other share of Series B Preferred Stock, except as to the respective dates from which dividends thereon shall accrue, to the extent such dates may differ as permitted pursuant to Section 4(a) below.

SECTION 2. NUMBER OF SHARES. The authorized number of shares of Series B Preferred Stock shall be 69,000,000. Shares of Series B Preferred Stock that are redeemed, purchased or otherwise acquired by the Corporation, or converted into another series of Preferred Stock, shall be cancelled and shall revert to authorized but unissued shares of Series B Preferred Stock.

SECTION 3. DEFINITIONS. As used herein with respect to Series B Preferred Stock:

(a) “Adjusted Shareholders’ Equity Amount” means, as of any Quarter End, the shareholders’ equity of the Corporation as reflected on its consolidated balance sheet as of such Quarter End minus accumulated other comprehensive income as reflected on such consolidated balance sheet, (i) subject to Section 5(d)(iv) and (ii) except that any increase in shareholders’ equity resulting from the issuance of Preferred Stock during the period from and including the Final Quarter End Test Date for a Dividend Period as to which the Corporation fails the test set forth in Section 5(a)(ii) through the first Quarter End thereafter as of which the Adjusted Shareholders’ Equity Amount has declined by less than 10% or increased as compared to such amount on the Benchmark Quarter End Test Date shall not be taken into account in calculating the Adjusted Shareholders’ Equity Amount as of such Quarter End during such period.

(b) “Annual Statement” means, as to an Insurance Subsidiary, the annual statement of such Insurance Subsidiary containing its statutory balance sheet and income statement as required to be filed by it with one or more state insurance commissioners or other state insurance regulatory authorities.

(c) “Benchmark Quarter End Test Date” has the meaning specified in Section 5(a)(ii).

(d) “By-Laws” means the amended and restated bylaws of the Corporation, as they may be amended from time to time.

(e) “Business Day” means a day that is a Monday, Tuesday, Wednesday, Thursday or Friday and is not a day on which banking institutions in New York City generally are authorized or obligated by law or executive order to close.

(f) “Certificate of Designations” means this Certificate of Designations relating to the Series B Preferred Stock, as it may be amended from time to time.

(g) “Certification of Incorporation” shall mean the amended and restated certificate of incorporation of the Corporation, as it may be amended from time to time, and shall include this Certificate of Designations.

(h) “Commission” means the Securities and Exchange Commission.

(i) “Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

(j) “Company-Action-Level RBC” has the meaning specified in subsection J of Section 1 (or the relevant successor section, if any) of the Model Act.

(k) “Consolidated Net Income Amount” means, for any fiscal quarter of the Corporation, its consolidated net income as reflected on its consolidated balance sheet for such fiscal quarter, subject to Section 5(d)(iv).

(l) “Covered Insurance Subsidiaries” means, as of any Year End, Insurance Subsidiaries that collectively account for 80% or more of the combined General Account Admitted Assets of the Insurance Subsidiaries as of such Year End. The Insurance Subsidiaries as of a Year End shall be identified by first ranking the Insurance Subsidiaries from largest to smallest based upon the amount of each Insurance Subsidiary’s General Account Admitted Assets and then, beginning with the Insurance Subsidiary that has the largest amount of General Account Admitted Assets as of such Year End, identifying such Insurance Subsidiaries as Covered Insurance Subsidiaries until the ratio of the combined General Account Admitted Assets of the Insurance Subsidiaries so identified to the combined General Account Admitted Assets of all of the Insurance Subsidiaries as of such Year End equals or exceeds 80%.

(m) “Covered Insurance Subsidiaries’ Most Recent Weighted Average NAIC RBC Ratio” means, as of any date, an amount (expressed as a percentage) calculated as:

the sum of the Total Adjusted Capital of each of the Covered Insurance Subsidiaries as shown on such Covered Insurance Subsidiary’s most recently filed Annual Statement, divided by the sum of the Company-Action-Level RBC of each of the Covered Insurance Subsidiaries as shown on such Covered Insurance Subsidiary’s most recently filed Annual Statement.

(n) “Dividend Declaration Date” has the meaning specified in Section 5(a).

(o) “Exchange Act” means the Securities Exchange Act of 1934, as amended.

(p) “Final Quarter End Test Date” and “Preliminary Quarter End Test Date” mean, with respect to a Dividend Payment Date in the relevant month indicated under “Dividend Payment Date” in the table set forth below, the related date indicated under “Final Quarter End Test Date” or “Preliminary Quarter End Test Date” (as applicable) in such table:

Dividend Payment Date	Preliminary Quarter End Test Date	Final Quarter End Test Date

In March	The June 30 preceding such Dividend Payment Date	The December 31 preceding such Dividend Payment Date

In June	The September 30 preceding such Dividend Payment Date	The March 31 preceding such Dividend Payment Date

In September	The December 31 preceding such Dividend Payment Date	The June 30 preceding such Dividend Payment Date

In December	The March 31 preceding such Dividend Payment Date	The September 30 preceding such Dividend Payment Date

(q) “General Account Admitted Assets” means, as to an Insurance Subsidiary as of any Year End, the total admitted assets of such Insurance Subsidiary as reflected on the statutory balance sheet included in its Annual Statement as of such Year End minus the separate account assets reflected on such statutory balance sheet.

(r) “Insurance Subsidiary” means a subsidiary of the Corporation that is organized under the laws of any state in the United States and is licensed as a life insurance company in any state in the United States, but does not include any subsidiary of an Insurance Subsidiary.

(s) “Junior Stock” means the Common Stock, the Series A Junior Participating Preferred Stock and any other class or series of stock of the Corporation (other than Series B Preferred Stock) that ranks junior to Series B Preferred Stock either or both as to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or as to the distribution of assets on any liquidation, dissolution or winding up of the Corporation, including the Convertible Non-Voting Participating Preferred Stock, if issued to Citigroup Inc. in connection with the Acquisition Agreement, dated as of January 31, 2005, as amended, by and between Citigroup Inc. and MetLife, Inc.

(t) “Model Act” means the Risk-Based Capital (RBC) for Insurers Model Act as prepared by the NAIC and included in its Model Laws, Regulations and Guidelines as of June 6, 2005 and as hereafter amended, modified or supplemented.

(u) “NAIC” means the National Association of Insurance Commissioners.

(v) “New Common Equity Amount” means, at any date, the net proceeds (after underwriters’ or placement agents’ fees, commissions or discounts and other expenses relating to the issuances) received by the Corporation from new issuances of Common Stock (whether in one or more public offerings registered under the Securities Act or private placements or other transactions exempt from registration under the Securities Act) during the period commencing on the 90th day prior to such date.

(w) “Parity Stock” means the Series A Preferred Stock and any class or series of stock of the Corporation (other than Series B Preferred Stock) that ranks equally with the Series B Preferred Stock in the payment of dividends (whether such dividends are cumulative or non-cumulative) and in the distribution of assets on any liquidation, dissolution or winding up of the Corporation.

(x) “Preferred Stock” means any and all series of preferred stock, having a par value of $0.01 per share, of the Corporation, including the Series B Preferred Stock.

(y) “Quarter End” means the last day of each fiscal quarter of the Corporation (i.e., March 31, June 30, September 30 and December 31).

(z) “Securities Act” means the Securities Act of 1933, as amended.

(aa) “Series A Junior Participating Preferred Stock” means the Series A Junior Participating Preferred Stock, par value $0.01 per share, of the Corporation.

(bb) “Series A Preferred Stock” means the Floating Rate Non-Cumulative Preferred Stock, Series A, par value $0.01 per share, of the Corporation.

(cc) “Total Adjusted Capital” has the meaning specified in subsection M of Section 1 (or the relevant successor section, if any) of the Model Act.

(dd) “Trailing Four Quarters Consolidated Net Income” means, for any period ending on a Quarter End, the sum of the Consolidated Net Income Amounts for the Corporation’s four fiscal quarters ending as of such Quarter End, with losses being treated as negative numbers for such purpose.

(ee) “Voting Preferred Stock” means, with regard to any election or removal of a Preferred Stock Director (as defined in Section 8(b) below) or any other matter as to which the holders of Series B Preferred Stock are entitled to vote as specified in Section 8 of this Certificate of Designations, any and all series of Preferred Stock (other than Series B Preferred Stock) that rank equally with Series B Preferred Stock either as to the payment of dividends or as to the distribution of assets upon liquidation, dissolution or winding up of the Corporation and upon which like voting rights have been conferred and are exercisable with respect to such matter.

(ff) “U.S. GAAP” means, at any date or for any period, U.S. generally accepted accounting principles as in effect on such date or for such period.

(gg) “Year End” means the last day of each fiscal year of the Corporation.

SECTION 4. DIVIDENDS.

(a) RATE. Holders of Series B Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors out of funds legally available for the payment of dividends under Delaware law, non-cumulative cash dividends at the annual rate of 6.500% applied to the liquidation preference amount of $25.00 per share of Series B Preferred Stock. Such dividends shall be payable quarterly in arrears (as provided below in this Section 4(a)), but only when, as and if declared by the Board of Directors or a duly authorized committee of the Board of Directors, on March 15, June 15, September 15 and December 15 (each, a “Dividend Payment Date”), commencing on September 15, 2005; provided that if any such Dividend Payment Date would otherwise occur on a day that is not a Business Day, such Dividend Payment Date shall instead be (and any dividend payable on Series B Preferred Stock on such Dividend Payment Date shall instead be payable on) the immediately succeeding Business Day. Dividends on Series B Preferred Stock shall not be cumulative; holders of Series B Preferred Stock shall not be entitled to receive any dividends not declared by the Board of Directors or a duly authorized committee of the Board of Directors and no interest, or sum of money in lieu of interest, shall be payable in respect of any dividend not so declared.

Dividends that are payable on Series B Preferred Stock on any Dividend Payment Date will be payable to holders of record of Series B Preferred Stock as they appear on the stock register of the Corporation on the applicable record date, which shall be the 15th calendar day before such Dividend Payment Date or such other record date fixed by the Board of Directors or a duly authorized committee of the Board of Directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date (each, a “Dividend Record Date”). Any such day that is a Dividend Record Date shall be a Dividend Record Date whether or not such day is a Business Day.

Each dividend period (a “Dividend Period”) shall commence on and include a Dividend Payment Date (other than the initial Dividend Period, which shall commence on and include the date of original issue of the Series B Preferred Stock, provided that, for any share of Series B Preferred Stock issued after such original issue date, the initial Dividend Period for such shares may commence on and include such other date as the Board of Directors or the Committee or a duly authorized committee of the Board of Directors shall determine and publicly disclose) and shall end on and include the calendar day preceding the next Dividend Payment Date. Dividends payable on the Series B Preferred Stock in respect of any Dividend Period shall be computed by the Calculation Agent on the basis of a 360-day year consisting of twelve 30-day months, except that dividends for the initial period will be calculated from the original issue date. Dividends payable in respect of a Dividend Period shall be payable in arrears (i.e., on the first Dividend Payment Date after such Dividend Period).

Holders of Series B Preferred Stock shall not be entitled to any dividends, whether payable in cash, securities or other property, other than dividends (if any) declared and payable on the Series B Preferred Stock as specified in this Section 4 (subject to the other provisions of this Certificate of Designations).

(b) PRIORITY OF DIVIDENDS. So long as any shares of Series B Preferred Stock remain outstanding for any Dividend Period, unless the full dividends for the latest completed Dividend Period on all outstanding shares of Series B Preferred Stock and Parity Stock have been declared and paid (or declared and a sum sufficient for the payment thereof has been set aside), no dividend shall be declared or paid on the Common Stock or any other shares of Junior Stock (other than a dividend payable solely in Junior Stock), and no Common Stock or other Junior Stock shall be purchased, redeemed or otherwise acquired for consideration by the Corporation, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange or conversion of one share of Junior Stock for or into another share of Junior Stock and other than through the use of the proceeds of a substantially contemporaneous sale of Junior Stock) during a Dividend Period.

When dividends are not paid (or declared and a sum sufficient for payment thereof set aside) in full on any Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within a Dividend Period) upon the Series B Preferred Stock and any shares of Parity Stock, all dividends declared on the Series B Preferred Stock and all such Parity Stock and payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) shall be declared pro rata so that the respective amounts of such dividends shall bear the same ratio to each other as all accrued but unpaid dividends per share on the Series B Preferred Stock and all Parity Stock payable on such Dividend Payment Date (or, in the case of Parity Stock having dividend payment dates different from the Dividend Payment Dates, on a dividend payment date falling within the Dividend Period related to such Dividend Payment Date) bear to each other.

SECTION 5. MANDATORY SUSPENSION OF DIVIDENDS.

(a) TESTS FOR SUSPENSION. Notwithstanding Section 4(a), neither the Board of Directors nor any committee of the Board of Directors may declare dividends on the Series B Preferred Stock for payment on any Dividend Payment Date in an aggregate amount exceeding the New Common Equity Amount as of the date of declaration (the “Dividend Declaration Date”) for such Dividend Payment Date if:

(i) the Covered Insurance Subsidiaries’ Most Recent Weighted Average NAIC RBC Ratio was less than 175% (subject to Section 5(d)(iii)); or

(ii) (x) the Trailing Four Quarters Consolidated Net Income Amount for the period ending on the Preliminary Quarter End Test Date for such Dividend Payment Date is zero or a negative amount and (y) the Adjusted Shareholders’ Equity Amount as of each of the Preliminary Quarter End Test Date and the Final Quarter End Test Date for such Dividend Payment Date has declined by 10% or more as compared to the Adjusted Shareholders’ Equity Amount as of the tenth Quarter End prior to such Final Quarter End Test Date (such date for such Dividend Payment Date and related Final Quarter End Test Date, the “Benchmark Quarter End Test Date”).

Additionally, and without limiting the foregoing provisions of this Section 5(a), if the Corporation has failed the test in Section 5(a)(ii) as to a prior Dividend Payment Date, then neither the Board of Directors nor any committee of the Board of Directors may declare dividends on the Series B Preferred Stock for payment thereafter in an aggregate amount exceeding the New Common Equity Amount as of the Dividend Declaration Date for such prior Dividend Payment Date until the Dividend Declaration Date for the first Dividend Payment Date for which, as of the related Final Quarter End Test Date, the Adjusted Shareholders’ Equity Amount has increased or has declined by less than 10%, in either case as compared to the Adjusted Shareholders’ Equity Amount as of the Benchmark Quarter End Test Date for such prior Dividend Payment Date.

(b) POTENTIAL DIVIDEND SUSPENSION NOTICE. If as of the Preliminary Quarter End Test Date for any Dividend Payment Date (x) the Trailing Four Quarters Consolidated Net Income Amount for the period ending on such Preliminary Quarter End Test Date is zero or a negative amount and (y) the Adjusted Shareholders’ Equity Amount as of such Preliminary Quarter End Test Date has declined by 10% or more as compared to the Adjusted Shareholders’ Equity Amount as of the Benchmark Quarter End Test Date for such Dividend Payment Date, then the Corporation shall give notice of such circumstance by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock at their respective last addresses appearing on the books of the Corporation, and shall file a copy of such notice on Form 8-K with the Commission (or, if the Corporation is not then a reporting company under the Exchange Act, post a copy of such notice on the Corporation’s website), by not later than the first Dividend Payment Date following such Preliminary Quarter End Test Date. Such notice shall (i) set forth the Trailing Four Quarters Consolidated Net Income Amount for the period ending on such Preliminary Quarter End Test Date and the Adjusted Shareholders’ Equity Amount as of such Preliminary Quarter End Test Date and as of the Benchmark Quarter End Test Date, and (ii) state that the Corporation may be precluded by the terms of the Series B Preferred Stock from declaring and paying dividends on such Dividend Payment Date unless the Corporation, through the generation of earnings or issuance of new common equity, increases its Adjusted Shareholders’ Equity Amount by an amount specified in such notice by the second Quarter End after the date of such notice. The Corporation need not give any notice under this Section 5(b) during any period in which the Corporation’s ability to declare and pay dividends is limited by reason of the application of Section 5(a).

(c) DIVIDEND SUSPENSION NOTICE. By not later than the 15th day prior to each Dividend Payment Date for which dividends are being suspended by reason of the tests set forth in Section 5(a), the Corporation shall give notice of such suspension by first class mail, postage prepaid, addressed to the holders of record of the shares of Series B Preferred Stock at their respective last addresses appearing on the books of the Corporation, and shall file a copy of such notice on Form 8-K with the Commission (or, if the Corporation is not then a reporting company under the Exchange Act, post a copy of such notice on the Corporation’s website). Such notice, in addition to stating that dividends will be suspended, shall (i) if dividends are suspended by reason of the test set forth in Section 5(a)(i), state that the Covered Insurance Subsidiaries’ Most Recent Weighted Average NAIC RBC Ratio is less than 175% and (ii) if such suspension is by reason of the test set forth in Section 5(a)(ii), set forth the Adjusted Shareholders’ Equity Amount as of the most recent Quarter End and the amount by which the Adjusted Shareholders’ Equity Amount must increase in order for declaration and payment of dividends to be resumed.

(d) INTERPRETIVE PROVISIONS; QUALIFICATIONS, ETC. In order to give effect to the foregoing, the following provisions apply:

(i) Neither the Board of Directors nor a committee of the Board of Directors may declare dividends on any date that (x) in the case of a Dividend Declaration Date relating to a Dividend Payment Date in March in any year, is before March 5 in such year, and (y) in the case of a Dividend Declaration Date for a Dividend Payment Date in June, September or December of any year, is before the immediately preceding May 15 (in the case of a June Dividend Payment Date), August 15 (in the case of a September Dividend Payment Date), and November 15 (in the case of a December Dividend Payment Date).

(ii) Except as expressly provided otherwise in this Section 5 or in Section 3, all references in this Section 5 to financial statements of the Corporation shall be deemed to be to financial statements prepared in accordance with U.S. GAAP, consistently applied, and, for so long as the Corporation is a reporting company under the Exchange Act, filed by the Corporation with the Commission under the Exchange Act. If at any relevant time or for any relevant period the Corporation is not a reporting company under the Exchange Act, then (x) for all relevant dates and periods the Corporation shall prepare and post on its website the financial statements that it would have been required to file with the Commission had it continued to be a reporting company under the Exchange Act, in each case on or before the dates that the Corporation would have been required to file such financial statements with the Commission under the Exchange Act had it continued to be an “accelerated filer” within the meaning of Rule 12b-2 under the Exchange Act, and (y) the provisions of this Section 5 shall be read mutatis mutandis to give effect to such provision.

(iii) The limitation on dividends provided for in Section 5(a)(i) shall be of no force and effect if, as of a Dividend Declaration Date, the combined total assets of the Insurance Subsidiaries do not account for 25% or more of the consolidated total assets of the Corporation as reflected on its most recent consolidated financial statements filed with the Commission or, in case Section 5(d)(ii) then applies, posted on the Corporation’s website.

(iv) All financial terms used in this Section 5 that are not specifically defined, including financial terms used within the definitions of defined terms, shall be determined in accordance with U.S. GAAP as applied to and reflected in the related financial statements of the Corporation as of the relevant dates and for the relevant period, except as provided in the next sentence. If because of a change in U.S. GAAP that results in a cumulative effect of a change in accounting principle or a restatement:

(x) Consolidated Net Income for a period is lower or higher than it would have been absent such change, then, for purposes of the calculations under Section 5(a)(ii) for the four fiscal quarters of the Corporation commencing with the fiscal quarter for which such change in U.S. GAAP becomes effective, Consolidated Net Income shall be calculated on a pro forma basis without giving effect to such change in U.S. GAAP; or

(y) the Adjusted Shareholders’ Equity Amount as of a Quarter End (whether or not a Preliminary Quarter End Test Date or a Final Quarter End Test Date) is lower or higher than it would have been absent such change, then, for purposes of the calculations under Section 5(a)(ii) and the last sentence of Section 5(a), the Adjusted Shareholders’ Equity Amount shall be calculated on a pro forma basis without giving effect to such change in U.S. GAAP, commencing with the first Quarter End as of which such change in U.S. GAAP becomes effective and continuing through (A) for purposes of Section 5(a)(ii), the tenth Quarter End thereafter, and (B) for purposes of the last sentence of Section 5(a), the Quarter End immediately preceding the first Dividend Payment Date for which the payment of dividends is not restricted by such sentence.

SECTION 6. LIQUIDATION RIGHTS.

(a) VOLUNTARY OR INVOLUNTARY LIQUIDATION. In the event of any liquidation, dissolution or winding up of the affairs of the Corporation, whether voluntary or involuntary, holders of Series B Preferred Stock shall be entitled to receive, out of the assets of the Corporation or proceeds thereof (whether capital or surplus) available for distribution to stockholders of the Corporation, and after satisfaction of all liabilities and obligations to creditors of the Corporation, before any distribution of such assets or proceeds is made to or set aside for the holders of Common Stock and any other Junior Stock, in full an amount equal to $25.00 per share, together with an amount equal to all dividends (if any) that have been declared but not paid prior to the date of payment of such distribution (but without any amount in respect of dividends that have not been declared prior to such payment date).

(b) PARTIAL PAYMENT. If in any distribution described in Section 6(a) above the assets of the Corporation or proceeds thereof are not sufficient to pay the Liquidation Preferences (as defined below) in full to all holders of Series B Preferred Stock and all holders of any Parity Stock, the amounts paid to the holders of Series B Preferred Stock and to the holders of all such other Parity Stock shall be paid pro rata in accordance with the respective aggregate Liquidation Preferences of the holders of Series B Preferred Stock and the holders of all such other Parity Stock. In any such distribution, the “Liquidation Preference” of any holder of Preferred Stock of the Corporation shall mean the amount otherwise payable to such holder in such distribution (assuming no limitation on the assets of the Corporation available for such distribution), including an amount equal to any declared but unpaid dividends (and, in the case of any holder of stock other than Series B Preferred Stock and on which dividends accrue on a cumulative basis, an amount equal to any unpaid, accrued cumulative dividends, whether or not declared, as applicable).

(c) RESIDUAL DISTRIBUTIONS. If the Liquidation Preference has been paid in full to all holders of Series B Preferred Stock and any Parity Stock, the holders of other stock of the Corporation shall be entitled to receive all remaining assets of the Corporation (or proceeds thereof) according to their respective rights and preferences.

(d) MERGER, CONSOLIDATION AND SALE OF ASSETS NOT LIQUIDATION. For purposes of this Section 6, the merger or consolidation of the Corporation with any other corporation or other entity, including a merger or consolidation in which the holders of Series B Preferred Stock receive cash, securities or other property for their shares, or the sale, lease or exchange (for cash, securities or other property) of all or substantially all of the assets of the Corporation, shall not constitute a liquidation, dissolution or winding up of the Corporation.

SECTION 7. REDEMPTION.

(a) OPTIONAL REDEMPTION. The Series B Preferred Stock may not be redeemed by the Corporation prior to September 15, 2010. On or after September 15, 2010, the Corporation, at its option, may redeem, in whole at any time or in part from time to time, the shares of Series B Preferred Stock at the time outstanding, upon notice given as provided in Section 7(c) below, at a redemption price equal to $25.00 per share, together (except as otherwise provided hereinbelow) with an amount equal to any dividends that have been declared but not paid prior to the redemption date (but with no amount in respect of any dividends that have not been declared prior to such date). The redemption price for any shares of Series B Preferred Stock shall be payable on the redemption date to the holder of such shares against surrender of the certificate(s) evidencing such shares to the Corporation or its agent. Any declared but unpaid dividends payable on a redemption date that occurs subsequent to the Dividend Record Date for a Dividend Period shall not be paid to the holder entitled to receive the redemption price on the redemption date, but rather shall be paid to the holder of record of the redeemed shares on such Dividend Record Date relating to the Dividend Payment Date as provided in Section 4 above.

(b) NO SINKING FUND. The Series B Preferred Stock will not be subject to any mandatory redemption, sinking fund, retirement fund or purchase fund or other similar provisions. Holders of Series B Preferred Stock will have no right to require redemption, repurchase or retirement of any shares of Series B Preferred Stock.

(c) NOTICE OF REDEMPTION. Notice of every redemption of shares of Series B Preferred Stock shall be given by first class mail, postage prepaid, addressed to the holders of record of the shares to be redeemed at their respective last addresses appearing on the books of the Corporation. Such mailing shall be at least 30 days and not more than 60 days before the date fixed for redemption. Any notice mailed as provided in this Subsection shall be conclusively presumed to have been duly given, whether or not the holder receives such notice, but failure duly to give such notice by mail, or any defect in such notice or in the mailing thereof, to any holder of shares of Series B Preferred Stock designated for redemption shall not affect the validity of the proceedings for the redemption of any other shares of Series B Preferred Stock. Notwithstanding the foregoing, if the Series B Preferred Stock or any depositary shares representing interests in the Series B Preferred Stock are issued in book-entry form through The Depository Trust Company or any other similar facility, notice of redemption may be given to the holders of Series B Preferred Stock at such time and in any manner permitted by such facility. Each such notice given to a holder shall state: (1) the redemption date; (2) the number of shares of Series B Preferred Stock to be redeemed and, if less than all the shares held by such holder are to be redeemed, the number of such shares to be redeemed from such holder; (3) the redemption price; and (4) the place or places where certificates for such shares are to be surrendered for payment of the redemption price.

(d) PARTIAL REDEMPTION. In case of any redemption of only part of the shares of Series B Preferred Stock at the time outstanding, the shares to be redeemed shall be selected either pro rata or in such other manner as the Corporation may determine to be fair and equitable. Subject to the provisions hereof, the Corporation shall have full power and authority to prescribe the terms and conditions upon which shares of Series B Preferred Stock shall be redeemed from time to time. If fewer than all the shares represented by any certificate are redeemed, a new certificate shall be issued representing the unredeemed shares without charge to the holder thereof.

(e) EFFECTIVENESS OF REDEMPTION. If notice of redemption has been duly given and if on or before the redemption date specified in the notice all funds necessary for the redemption have been set aside by the Corporation, separate and apart from its other funds, in trust for the pro rata benefit of the holders of the shares called for redemption, so as to be and continue to be available therefor, then, notwithstanding that any certificate for any share so called for redemption has not been surrendered for cancellation, on and after the redemption date dividends shall cease to accrue on all shares so called for redemption, all shares so called for redemption shall no longer be deemed outstanding and all rights with respect to such shares shall forthwith on such redemption date cease and terminate, except only the right of the holders thereof to receive the amount payable on such redemption, without interest. Any funds unclaimed at the end of three years from the redemption date shall, to the extent permitted by law, be released to the Corporation, after which time the holders of the shares so called for redemption shall look only to the Corporation for payment of the redemption price of such shares.

SECTION 8. VOTING RIGHTS.

(a) GENERAL. The holders of Series B Preferred Stock shall not have any voting rights except as set forth below or as otherwise from time to time required by law.

(b) RIGHT TO ELECT TWO DIRECTORS UPON NONPAYMENT EVENTS. If and whenever dividends on any shares of Series B Preferred Stock shall not have been declared and paid for at least six Dividend Periods, whether or not consecutive (a “Nonpayment Event”), the number of directors then constituting the Board of Directors shall automatically be increased by two and the holders of Series B Preferred Stock, together with the holders of any outstanding shares of Voting Preferred Stock, voting together as a single class, shall be entitled to elect the two additional directors (the “Preferred Stock Directors”), provided that it shall be a qualification for election for any such Preferred Stock Director that the election of such director shall not cause the Corporation to violate the corporate governance requirement of the New York Stock Exchange (or any other securities exchange or other trading facility on which securities of the Corporation may then be listed or traded) that listed or traded companies must have a majority of independent directors.

In the event that the holders of the Series B Preferred Stock, and such other holders of Voting Preferred Stock, shall be entitled to vote for the election of the Preferred Stock Directors following a Nonpayment Event, such directors shall be initially elected following such Nonpayment Event only at a special meeting called at the request of the holders of record of at least 20% of the Series B Preferred Stock or of any other such series of Voting Preferred Stock then outstanding (unless such request for a special meeting is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders of the Corporation, in which event such election shall be held only at such next annual or special meeting of stockholders), and at each subsequent annual meeting of stockholders of the Corporation. Such request to call a special meeting for the initial election of the Preferred Stock Directors after a Nonpayment Event shall be made by written notice, signed by the requisite holders of Series B Preferred Stock or Voting Preferred Stock, and delivered to the Secretary of the Corporation in such manner as provided for in Section 10 below, or as may otherwise be required by law.

When dividends have been paid (or declared and a sum sufficient for payment thereof set aside) in full on the Series B Preferred Stock for at least four Dividend Periods (whether or not consecutive) after a Nonpayment Event, then the right of the holders of Series B Preferred Stock to elect the Preferred Stock Directors shall cease (but subject always to revesting of such voting rights in the case of any future Nonpayment Event pursuant to this Section 8 and the number of Dividend Periods in which dividends have not been declared and paid shall be reset to zero), and, if and when any rights of holders of Series B Preferred Stock and Voting Preferred Stock to elect the Preferred Stock Directors shall have ceased, the terms of office of all the Preferred Stock Directors shall forthwith terminate and the number of directors constituting the Board of Directors shall automatically be reduced accordingly.

Any Preferred Stock Director may be removed at any time without cause by the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class). So long as a Nonpayment Event shall continue, any vacancy in the office of a Preferred Stock Director (other than prior to the initial election of Preferred Stock Directors after a Nonpayment Event) may be filled by the written consent of the Preferred Stock Director remaining in office, or if none remains in office, by a vote of the holders of record of a majority of the outstanding shares of the Series B Preferred Stock and Voting Preferred Stock, when they have the voting rights described above (voting together as a single class). Any such vote of stockholders to remove, or to fill a vacancy in the office of, a Preferred Stock Director may be taken only at a special meeting of such stockholders, called as provided above for an initial election of Preferred Stock Director after a Nonpayment Event (unless such request is received less than 90 days before the date fixed for the next annual or special meeting of the stockholders, in which event such election shall be held at such next annual or special meeting of stockholders). The Preferred Stock Directors shall each be entitled to one vote per director on any matter that shall come before the Board of Directors for a vote. Each Preferred Stock Director elected at any special meeting of stockholders or by written consent of the other Preferred Stock Director shall hold office until the next annual meeting of the stockholders if such office shall not have previously terminated as above provided.

(c) OTHER VOTING RIGHTS. So long as any shares of Series B Preferred Stock are outstanding, in addition to any other vote or consent of stockholders required by law or by the Certificate of Incorporation, the vote or consent of the holders of at least 66 2/3% of the shares of Series B Preferred Stock and any Voting Preferred Stock (subject to the last paragraph of this Section 8(c)) at the time outstanding and entitled to vote thereon, voting together as a single class, given in person or by proxy, either in writing without a meeting or by vote at any meeting called for the purpose, shall be necessary for effecting or validating:

(i) AUTHORIZATION OF SENIOR STOCK. Any amendment or alteration of the Certificate of Incorporation to authorize or create, or increase the authorized amount of, any shares of any class or series of capital stock of the Corporation ranking senior to the Series B Preferred Stock with respect to either or both the payment of dividends and/or the distribution of assets on any liquidation, dissolution or winding up of the Corporation;

(ii) AMENDMENT OF SERIES B PREFERRED STOCK. Any amendment, alteration or repeal of any provision of the Certificate of Incorporation so as to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series B Preferred Stock, taken as a whole; or

(iii) SHARE EXCHANGES, RECLASSIFICATIONS, MERGERS AND CONSOLIDATIONS. Any consummation of a binding share exchange or reclassification involving the Series B Preferred Stock, or of a merger or consolidation of the Corporation with another corporation or other entity, unless in each case (x) the shares of Series B Preferred Stock remain outstanding or, in the case of any such merger or consolidation with respect to which the Corporation is not the surviving or resulting entity, are converted into or exchanged for preference securities of the surviving or resulting entity or its ultimate parent, and (y) such shares remaining outstanding or such preference securities, as the case may be, have such rights, preferences, privileges and voting powers, and limitations and restrictions thereof, taken as a whole, as are not materially less favorable to the holders thereof than the rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B Preferred Stock immediately prior to such consummation, taken as a whole;

provided, however, that for all purposes of this Section 8(c), any increase in the amount of the authorized or issued Series B Preferred Stock or authorized Preferred Stock, or the creation and issuance, or an increase in the authorized or issued amount, of any other series of Preferred Stock ranking equally with and/or junior to the Series B Preferred Stock with respect to the payment of dividends (whether such dividends are cumulative or non-cumulative) and/or the distribution of assets upon liquidation, dissolution or winding up of the Corporation will not be deemed to materially and adversely affect the special rights, preferences, privileges or voting powers of the Series B Preferred Stock.

If any amendment, alteration, repeal, share exchange, reclassification, merger or consolidation specified in this Section 8(c) would materially and adversely affect the Series B Preferred Stock and one or more but not all other series of Preferred Stock, then only the Series B Preferred Stock and such series of Preferred Stock as are materially and adversely affected by and entitled to vote on the matter shall vote on the matter together as a single class (in lieu of all other series of Preferred Stock).

(d) CHANGES FOR CLARIFICATION. Without the consent of the holders of the Series B Preferred Stock, so long as such action does not adversely affect the special rights, preferences, privileges and voting powers, and limitations and restrictions thereof, of the Series B Preferred Stock, the Corporation may amend, alter, supplement or repeal any terms of the Series B Preferred Stock:

(i) to cure any ambiguity, or to cure, correct or supplement any provision contained in this Certificate of Designations that may be defective or inconsistent; or

(ii) to make any provision with respect to matters or questions arising with respect to the Series B Preferred Stock that is not inconsistent with the provisions of this Certificate of Designations.

(e) CHANGES AFTER PROVISION FOR REDEMPTION. No vote or consent of the holders of Series B Preferred Stock shall be required pursuant to Section 8(b), (c) or (d) above if, at or prior to the time when any such vote or consent would otherwise be required pursuant to such Section, all outstanding shares of Series B Preferred Stock shall have been redeemed, or shall have been called for redemption upon proper notice and sufficient funds shall have been set aside for such redemption, in each case pursuant to Section 7 above.

(f) PROCEDURES FOR VOTING AND CONSENTS. The rules and procedures for calling and conducting any meeting of the holders of Series B Preferred Stock (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board of Directors or a duly authorized committee of the Board of Directors, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the By-Laws, applicable law and any national securities exchange or other trading facility on which the Series B Preferred Stock is listed or traded at the time. Whether the vote or consent of the holders of a plurality, majority or other portion of the shares of Series B Preferred Stock and any Voting Preferred Stock has been cast or given on any matter on which the holders of shares of Series B Preferred Stock are entitled to vote shall be determined by the Corporation by reference to the specified liquidation amounts of the shares voted or covered by the consent.

SECTION 9. RECORD HOLDERS. To the fullest extent permitted by applicable law, the Corporation and the transfer agent for the Series B Preferred Stock may deem and treat the record holder of any share of Series B Preferred Stock as the true and lawful owner thereof for all purposes, and neither the Corporation nor such transfer agent shall be affected by any notice to the contrary.

SECTION 10. NOTICES. All notices or communications in respect of Series B Preferred Stock shall be sufficiently given if given in writing and delivered in person or by first class mail,

postage prepaid, or if given in such other manner as may be permitted in this Certificate of Designations, in the Certificate of Incorporation or By-Laws or by applicable law.

SECTION 11. NO PREEMPTIVE RIGHTS. No share of Series B Preferred Stock shall have any rights of preemption whatsoever as to any securities of the Corporation, or any warrants, rights or options issued or granted with respect thereto, regardless of how such securities, or such warrants, rights or options, may be designated, issued or granted.

SECTION 12. OTHER RIGHTS. The shares of Series B Preferred Stock shall not have any voting powers, preferences or relative, participating, optional or other special rights, or qualifications, limitations or restrictions thereof, other than as set forth herein or in the Certificate of Incorporation or as provided by applicable law.

IN WITNESS WHEREOF, METLIFE, INC. has caused this certificate to be signed by Anthony J. Williamson, its Senior Vice President and Treasurer, this 9th day of June, 2005.

METLIFE, INC.

By	/s/ Anthony J. Williamson
Anthony J. Williamson
Senior Vice President and Treasurer